March 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549-7010

Division of Corporation Finance:

We received your letter of March 16, 2023 wherein you provided your comments and questions related to the following filing:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 21, 2023
File No. 001-16335

The purpose of this correspondence is to respectfully request an additional ten business days to provide a response to your comments and questions related to the above-referenced filing. We are requesting additional time, so we can speak with the Staff to clarify a few questions we have regarding your letter, which we believe will improve our response to you. We plan to provide our detailed response on or before April 13, 2023. If you would like to discuss our request, please feel free to call me directly at (918) 574-7690.

Sincerely,

/s/ Jeff Holman
Chief Financial Officer
Magellan Midstream Partners, L.P.